June 21, 2010

James Tilton
Chairman and Chief Executive Officer
NuMobile, Inc.
2520 South Third Street, Suite 206
Louisville, KY 40208

      Re: **NuMobile, Inc.**
              Preliminary Information Statement on Schedule 14C
              Filed June 15, 2010
              File No. 000-30949

Dear Mr. Tilton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General Information, page 3

1.   It appears that Beachhead LLC, the holder of Class A preferred stock, owns 51% of the voting power of the company as a result of a recent change to your Articles of Incorporation on May 3, 2010 that you disclosed in the Form 8-K filed on May 5, 2010. Please disclose in the information statement the transactions and events that led to Beachhead's majority voting power, and whether it was related to your proposal to effect a reverse stock split.

2.   We note that the amendment to the certificate of designation filed as part of the Form 8-K on May 5, 2010 states that stockholder approval was obtained to amend the certificate of designation to grant the holder of Class A Preferred Stock 51% of the voting power of the shareholders of the company. It appears that you did

not file a proxy statement or information statement to obtain this approval. Please advise as to how you obtained stockholder approval to amend the certificate.

<u>Amendment to the Articles of Incorporation to Effect Reverse Stock Split, page 4</u>

3.   Please expand your disclosure to include a table that shows (i) the number of shares authorized, (ii) the number of shares authorized and reserved for issuance, and (iii) the number of shares authorized but unissued before and after completion of the reverse stock split for the company's common stock and each class/series of preferred stock. Further, we note that your disclosure on page 5 that the "conversion ratio for each instrument will be reduced, and the exercise price, if applicable, will be increased." Please consider adding a table that shows how the conversion ratios and the exercise prices will be adjusted.

4.   We note your disclosure on page 4 that the effect of the reverse stock split will be to reduce the number of shares of common stock outstanding. Please clarify whether the company intends to reduce the number of authorized shares. If not, we note that the proposal to effect a reverse stock split will have the effect of increasing the number of authorized and unissued shares and you should disclose whether you have any current plans, proposals or arrangements to issue any of the additional shares.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James Tilton
NuMobile, Inc.
June 21, 2010
Page 3

       You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

       Sincerely,

       Maryse Mills-Apenteng
       Special Counsel

cc: Via facsimile at (212) 930-9725
       Andrea Cataneo, Esq.
       Jeff Cahlon, Esq.
       Sichenzia Ross Friedman Ference LLP